February 15, 2017

Securities and Exchange Commission

Office of Manufacturing and Construction

Division of Corporation Finance

Attention: Terence O’Brien, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re: GrowLife, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed April 14, 2016

Form 10-Q for the Period Ended September 30, 2016

Filed November 14, 2016

File No. 0-50385

Dear Mr. O’Brien:

Reference is made to and the following is a response to the Securities and Exchange Commission’s comment letter dated January 23, 2017 (the “Staff’s Letter”) to GrowLife, Inc. (the “Registrant”).  The Registrant hereby submits the following responses to the Staff’s Letter with respect to the Registrant’s Form 10-K for the year ended December 31, 2015 filed on April 14, 2016 and Form 10-Q for the period ended September 30, 2016 filed on November 14, 2016.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by Registrant’s response.

Form 10-K for the Year Ended December 31, 2015

Goodwill and Intangible Assets, page 29

Comment 1. We note your response to comment 2 of our letter dated December 21, 2016. In light of the factors noted in our comment, including your recurring substantial operating losses, sizeable deficit from operations, history of cash operating outflows, and a going concern opinion issued by your auditors, please help us better understand how you determined that your goodwill was recoverable as of September 30, 2016. Please address the following:

•

We note that you performed a quantitative assessment pursuant to ASC 350-20-35-72 which resulted in your determination that goodwill was recoverable as of September 30, 2016.  Please provide us with a summary of this quantitative assessment performed which should include your determined fair value as well as how you arrived at this fair value amount;

•	Your response addressed certain assumptions used in your analysis. Please tell us your basis for using these assumptions; and

•	Please clarify what acquisition your response is referring to as being included in your analysis, your basis for including this acquisition, and what the current status is of the acquisition.

We also remind you of the guidance in ASC 350-20-35-22 through 35-24 in determining fair value in your goodwill impairment assessment.

Comment 2: We note your response to comment 3 of our letter dated December 21, 2016. Your disclosures on page 10 of your Form 10-Q for the period ended September 30, 2016 indicate that your intangible assets represent various customer contracts and that you used the discounted cash flow approach to determine the fair value of these intangible assets. Given that your revenues have significantly decreased in recent periods, please help us better understand how you determined that these intangible assets are recoverable as of September 30, 2016. In this regard, we note that your revenue decreased from $8.5 million in 2014 to $3.5 million in 2015 and from $3.1 million for the nine months ended September 30, 2015 to $.9 million for the nine months ended September 30, 2016. Please provide us with a summary of the analysis that you performed in determining that these intangible assets were recoverable. Your summary should specifically address any significant assumptions used in your analysis and your basis for these assumptions. Please refer to ASC 350-30-35-14 as well as ASC 360-10-35-17 through 35-35.

Response:

The Registrant considered the following qualitative factors under ASC 350-20-35-72 in testing its goodwill and intangible assets for possible impairment:

Qualitative Assessment

Cash operating losses as follows:

	9/30/2016	12/31/2015	12/31/2014	12/31/2013
Operating loss	$(416,662)	$(2,164,968)	$(6,486,070)	$(10,942,711)

Non-cash expenses	309,849	830,724	3,598,767	9,410,743

Cash losses	$(106,813)	$(1,334,244)	$(2,887,303)	$(1,531,968)

The Registrant has had significant non-cash expenses that make the use of operating losses as a measurement method meaningless for testing goodwill and intangible assets for possible impairment.

Cash net losses as follows:

	9/30/2016	12/31/2015	12/31/2014	12/31/2013
Net loss	$(473,990)	$(5,688,845)	$(86,626,099)	$(21,380,138)

Non-cash expenses	501,924	3,759,247	83,711,860	19,341,231

Cash losses	$27,934	$(1,929,598)	$(2,914,239)	$(2,038,907)

The Registrant has had significant non-cash expenses that make the use of net loss as a measurement method meaningless for testing goodwill and intangible assets for possible impairment.

The going concern opinion by the auditors, which is standard for most micro-cap companies, was considered.

The Registrant also considered the market cap of the company of $9,184,000 as of September 30, 2016.

The Registrant also considered the lack of capital access since 2014 and the new funding vehicles with and Chicago Venture Partners, L.P. and TCA Global Credit Master Fund, LP. Operations were significantly impacted during 2014- 2016 as a result of the lack of access to capital.

The change and growth in the market for the Company’s products and services included in the 2013 acquisition.

The value of other companies in the industry as a result of the Registrant’s acquisition work.

Quantitative Assessment

Approach 1

The Registrant completed a discounted cash flow forecast based on the businesses and assets acquired in 2013 with the Registrant focusing on organic growth. The details are as follows:

The forecast covered the years 2017-2023.

The Company forecasted a 675% increase from 2016 to 2017, followed a 20% growth thereafter. The growth is due to capital available, an expansion of the direct sales group and internet sales. For example, the Registrant is recording sales of $300,000 to $400,000 during February 2017.

The Company forecasted an increase in gross margins from 3% in 2016 to 16.5% in 2017 and slowly increasing by 6-8% each year thereafter. The Registrant expects gross margins to return to more historical levels and to increase as sales increase.

Selling, general and administrative expenses were forecasted to decrease $250,000 in 2017, followed by a 10% increase each year thereafter. The 2017 decrease is based on costs eliminated in 2016, offset by additional direct sales personnel.

All factors were developed by the Registrant based on its knowledge of the business and trends that are being experienced.

The market value at a 20% growth rate was $1,433,000, which is well above the goodwill of $739,000 and intangible value of $163,693. Based on the above analysis, the Registrant determined at September 30, 2016, that goodwill and intangibles would be reasonably likely to be recoverable over the next two-three years.

Approach 2

Qualitative Assessment

The Registrant has had significant non-cash expenses that make the use of operating losses as a measurement method meaningless for testing goodwill and intangible assets for possible impairment. Please see above.

The going concern opinion by the auditors, which is standard for most micro-cap companies, was considered.

The Registrant also considered the market cap of the company of $9,184,000 as of September 30, 2016.

The Registrant also considered the lack of capital access since 2014 and the new funding vehicles with and Chicago Venture Partners, L.P. and TCA Global Credit Master Fund, LP. Operations were significantly impacted during 2014- 2016 as a result of the lack of access to capital.

The change and growth in the market for the Company’s products and services included in the 2013 acquisition.

The Registrant also factored in the ongoing negotiations to acquire a similar company or its assets which would immediately increase the Company’s revenue by approximately $3 million and increase gross profit by approximately $400,000 without a significant increase in our operating expense since GrowLife Hydroponics has the capacity to support additional revenue.

The Registrant would slowly gross its existing business.

Quantitative Assessment

Assumptions used were as follows:

The Company forecasted a conservative growth factor of 5%. Gross margin of 16-20%, selling, general and administrative expenses of 30-50%, depreciation and amortization of 2% and capital expenditures of 1% were utilized in the forecast. All factors were developed by the Registrant based on its knowledge of the business and trends that are being experienced. The Registrant used a discount rate of 20%.

The market value at a 20% growth rate approximated the goodwill of $739,000 and intangible value of $163,693. Based on the above analysis, the Registrant determined at September 30, 2016, that goodwill and intangibles would be reasonably likely to be recoverable over the next three-five years.

The Registrant did not consider the non-cash items related to unfavorable financing, litigation settlements and derivative gains or losses into its analysis.

The Registrant will review the goodwill and intangibles in connection with the December 31, 2016 reporting period.

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 866-781-5559 with any questions.

Sincerely,

/s/ Marco Hegyi

GrowLife, Inc.

Chief Executive Officer

cc:	Pamela A. Long, Assistant Director, Securities and Exchange Commission Nudrat Salik, Staff Accountant, Securities and Exchange Commission Mark Scott, GrowLife, Inc.